UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-13828
CUSIP NUMBER
NOTIFICATION OF LATE FILING	552715104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primal Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

18881 Von Karman Ave.
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-QSB for the quarter ended June 30, 2006 cannot be filed by the prescribed due date.

On August 11, 2006, the Securities and Exchange Commission issued a comment letter to the Company addressing the Company’s proposed accounting treatment for the securities issued in the April 2006 PIPE transaction.  The Company is in the process of responding to this comment, reviewing the accounting treatment and assessing the impact, if any, on the Company’s financial statements for the quarter ended June 30, 2006.  Accordingly, our independent registered public accountant has not finished its review of such financial statements.  As such, the Company has determined it cannot complete its discussions with the SEC and prepare its Form 10-Q for the quarter ended June 30, 2006 without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William C. Bousema	949	260-1500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☑ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited draft financial information presented herein reflects the Company’s anticipated outcome from discussions with the SEC in respect of accounting for the securities issued in the April 2006 PIPE transaction.  In addition, this information reflects changes to the Company’s unaudited financial statements for the quarter ended March 31, 2006 in response to additional SEC comments that addressed the accounting for the securities issued in the March 2006 private placement.  These changes will be incorporated in an amendment to the Company’s Form 10-QSB for the quarter ended March 31, 2006 which is expected to be filed with the SEC by August 18, 2006.  The unaudited draft financial information included in this Part IV has not been finalized and is subject to change.  As such, readers are cautioned not to place undue reliance on this financial information.

As compared to the same period in the prior year, total net loss increased by approximately $15,000 for the quarter ended June 30, 2006, with total revenues decreasing by approximately $500,000 and operating expenses decreasing by approximately $40,000.  Total net loss increased by approximately $2.0 million for the six months ended June 30, 2006 as compared to the same period in the prior year, with total revenues decreasing by approximately $1.4 million and operating expenses decreasing by approximately $400,000.  Overall operating expenses decreased due to the decrease in headcount that generally occurred at the time of the expiration of our then largest customer’s license and services agreement in December 2005.  Net interest expense, primarily non-cash items related to the March 2006 and April 2006 PIPE offerings,  increased by approximately $400,000 for the quarter ended June 30, 2006 and by $1.0 million for the six months ended June 30, 2006, as compared to the same periods in the prior year.  The increase in net interest expense was approximately $1.5 million which was reduced by a gain of $500,000 due to the decrease in fair value of warrants issued as part of the PIPEs.

Our net cash flow used by operating activities increased approximately $600,000 during the six months ended June 30, 2006 as compared to the same period in the prior year, primarily due to the overall decrease in revenues offset by a decrease in operating costs as well as the timing of cash receipts from customers and cash payments to vendors.  As of June 30, 2006, our cash and cash equivalents balances totaled approximately $850,000.

Primal Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ William C. Bousema
William C. Bousema, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).